SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
(Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 1)
China Netcom Group Corporation (Hong Kong) Limited
(Name of Issuer)
Ordinary shares of par value US$0.04 per share
(Title of Class of Securities)
Y1505N 10 0
(CUSIP Number)
Karen Mok
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (+852) 2121 3220
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 12, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	Y1505N 10 0	13D

1	NAME OF REPORTING PERSON TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		663,220,523 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

663,220,523 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

663,220,523 [1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON

CO

[1]	Includes: (a) 196,882,473 ordinary shares acquired from CNC Fund, L.P. in June 2005; (b) 137,088,832 ordinary shares acquired through open market purchases of (i) 132,794,816 ordinary shares from July to September 2005, (ii) 2,092,016 ordinary shares in December 2006, and (iii) 2,202,000 ordinary shares in December 2007; (c) 181,233,782 ordinary shares acquired in September 2008, which include 2,512,000 ordinary shares underlying 125,600 American Depository Shares (“ADSs”); and (d) 148,015,436 ordinary shares for which an agreement to acquire was reached in January 2008, and closing is expected to take place on or about September 23, 2008.

CUSIP No.	Y1505N 10 0	13D

1	NAME OF REPORTING PERSON TELEFÓNICA INTERNACIONAL, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		663,220,523 [2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

663,220,523 [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

663,220,523 [2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON

CO

[2]	Includes: (a) 196,882,473 ordinary shares acquired from CNC Fund, L.P. in June 2005; (b) 137,088,832 ordinary shares acquired through open market purchases of (i) 132,794,816 ordinary shares from July to September 2005, (ii) 2,092,016 ordinary shares in December 2006, and (iii) 2,202,000 ordinary shares in December 2007; (c) 181,233,782 ordinary shares acquired in September 2008, which include 2,512,000 ordinary shares underlying 125,600 ADSs; and (d) 148,015,436 ordinary shares for which an agreement to acquire was reached in January 2008, and closing is expected to take place on or about September 23, 2008.

Introduction
Item 3. Source and Amount of Funds or Other Consideration
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
Exhibit Index
EX-99.1: SHARE PURCHASE AGREEMENT
EX-99.2: SHARE PURCHASE AGREEMENT
EX-99.3: SHARE PURCHASE AGREEMENT
EX-99.4: SHARE PURCHASE AGREEMENT
EX-99.5: JOINT FILING AGREEMENT

SCHEDULE 13D
This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on September 15, 2008 jointly by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and Telefónica Internacional, S.A.U., a wholly-owned subsidiary of Telefónica (previously denominated Telefónica Internacional, S.A., in both instances, “Telefónica Internacional”), with respect to the ordinary shares, U.S.$0.04 par value per share, of China Netcom Group Corporation (Hong Kong) Limited, a telecommunications company organized under the laws of Hong Kong (“CNC”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.
Introduction
On January 18, 2008, Telefónica Internacional entered into four separate sale purchase agreements with each of Shanghai Alliance Investment Ltd., Information and Network Centre of the State Administration of Radio Film and Television, P.R.C., Chinese Academy of Sciences Holdings Co., Ltd., and China Railway Communications Center (the “PRC Share Purchase Agreements”) to acquire, subject to certain conditions, 148,015,436 ordinary shares of CNC (the “Shares”) for a total equivalent of approximately €313.53 million, subject to adjustment at closing. Regulatory approval for each of these acquisitions was obtained on September 12, 2008, and closing for the Shares is expected to take place on or about September 23, 2008. (See Item 6 and Exhibits 1 through 4 to this Amendment.)
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the PRC Share Purchase Agreements, Telefónica Internacional acquired 148,015,436 ordinary shares of CNC for a total equivalent of approximately €313.53 million. These acquisitions were funded through internally generated funds. (See Item 6 and Exhibits 1 through 4 to this Amendment.)
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The following summary of certain material provisions of the PRC Share Purchase Agreements does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibits 1 through 4 to this Amendment.
On January 18, 2008, Telefónica Internacional entered into the PRC Share Purchase Agreements with each of Shanghai Alliance Investment Ltd., Information and Network Centre of the State Administration of Radio Film and Television, P.R.C., Chinese Academy of Sciences Holdings Co., Ltd., and China Railway Communications Center (each, a “Seller”). Each of the PRC Share Purchase Agreements provides for the sale and purchase of 37,003,859 ordinary shares of CNC, subject to adjustment at closing for any scrip dividend issue, split or other shares resulting from any change in the capital structure of CNC.
The purchase price payable for such shares under each of the PRC Share Purchase Agreements is HK Dollars 886,982,500, subject to an adjustment of HK Dollars 0.592 per share. The respective closings are conditional on, among other things, the respective parties having received all required government approval, permits, certificates and completed all required registrations for the purpose of the sale and purchase of the shares, and Telefónica Internacional having received from each Seller a waiver from China Network Communications Group Corporation of all pre-emptive rights and other restrictions on transfer of the shares. Regulatory approval for each of the acquisitions provided under the PRC Share Purchase Agreements was obtained from the Chinese authorities on September 12, 2008.

The closing date for each transaction is the date ten (10) business days after the date on which the last closing condition is satisfied or waived, such date being no later than September 30, 2008, or such later date as the parties may agree. Closing is expected to take place on or about September 23, 2008. Each of the parties made customary warranties in connection with such sale and purchase.
Item 7. Material to be Filed as Exhibits.
Exhibit 1:
Share Purchase Agreement, dated January 18, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional S.A. and Shanghai Alliance Investment Ltd.
Exhibit 2:
Share Purchase Agreement, dated January 18, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional S.A. and Information and Network Centre of the State Administration of Radio Film and Television, P.R.C.
Exhibit 3:
Share Purchase Agreement, dated January 18, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional S.A. and Chinese Academy of Sciences Holdings Co., Ltd.
Exhibit 4:
Share Purchase Agreement, dated January 18, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional S.A. and China Railway Communication Center.
Exhibit 5:
Joint Filing Agreement, dated September 15, 2008, between Telefónica, S.A. and Telefónica Internacional, S.A.U.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 22, 2008

TELEFÓNICA, S.A.
By:	/s/ Maria Luz Medrano Aranguren
	Name:	Maria Luz Medrano Aranguren
	Title:	Group General Vice Counsel

TELEFÓNICA INTERNACIONAL, S.A.U.
By:	/s/ Juan Carlos Ros Brugueras
	Name:	Juan Carlos Ros Brugueras
	Title:	Attorney

Exhibit Index

Exhibit No.

1.	Share Purchase Agreement, dated January 18, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional S.A. and Shanghai Alliance Investment Ltd.

2.	Share Purchase Agreement, dated January 18, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional S.A. and Information and Network Centre of the State Administration of Radio Film and Television, P.R.C.

3.	Share Purchase Agreement, dated January 18, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional S.A. and Chinese Academy of Sciences Holdings Co., Ltd.

4.	Share Purchase Agreement, dated January 18, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional S.A. and China Railway Communication Center.

5.	Joint Filing Agreement, dated September 15, 2008, between Telefónica, S.A. and Telefónica Internacional S.A.U.